[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 9, 2018

Samantha A. Brutlag Kathy Churko Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:	BlackRock MuniYield New Jersey Fund, Inc.

Proxy Statement on Schedule 14A

(File No. 811-06570)

Dear Ms. Brutlag and Ms. Churko:

Thank you for your telephonic comments received on January 5, 2018 regarding the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by BlackRock MuniYield New Jersey Fund, Inc. (the “Fund”) on December 6, 2017. On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our responses to your comments below. Changes will be reflected in the definitive proxy statement (together with the Preliminary Proxy Statement, the “Preferred Shares Proxy Statement”), which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Preliminary Proxy Statement. Please note that terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Preferred Shares Proxy Statement. Any changes made as a result of comments received on the Preferred Shares Proxy Statement that apply to the Fund’s registration statement on Form N-14 (the “Registration Statement”) have been made to the Registration Statement, as well.

Comment 1	Please explain supplementally why the Fund has elected to use a separate Preferred Shares Proxy Statement for the preferred shareholders of the Fund rather than using a combined Proxy Statement/Prospectus covering both classes of shareholders.

Samantha A. Brutlag

Kathy Churko

Securities and Exchange Commission

February 9, 2018

Response 1	The Fund believes that using a separate proxy statement for the preferred shareholders is preferable to combining all of the information relevant to both classes of shareholders in one proxy statement because it allows the Fund to tailor each of the Preferred Shares Proxy Statement and the Proxy Statement/Prospectus to the class of shareholders receiving such document. For example, the Preferred Shares Proxy Statement includes more detailed information regarding the terms of the Preferred Shares than the Proxy Statement/Prospectus, while the Proxy Statement/Prospectus includes a summary of the significant terms of the Preferred Shares and the risks associated therewith that may be relevant to a common shareholder. Further, a single proxy statement for both classes of shareholders would be significantly larger than a Proxy Statement/Prospectus designed specifically for common shareholders, making it more expensive to print and mail to common shareholders and potentially confusing or difficult to navigate.

Comment 2	Please confirm supplementally that all differences among the terms of (i) the MYJ VRDP Shares to be issued in connection with the Reorganizations, (ii) MYJ’s outstanding VRDP Shares, (iii) the BNJ VRDP Shares to be issued in connection with the VMTP Refinancing, and (iv) BLJ’s outstanding VRDP Shares have been identified under “How will holders of Preferred Shares be affected by the Reorganizations?” in the Q&A section of the Preferred Shares Proxy Statement.

Response 2	The Fund confirms that all expected differences among the terms of such shares have been identified in the Preferred Shares Proxy Statement.

Comment 3	With respect to the comparison of the Funds’ policies with respect to New Jersey Municipal Bonds, please disclose any differences in how each Fund includes interest in taxable income for purposes of the federal alternative minimum tax.

Response 3	The Fund has added disclosure to the Preferred Shares Proxy Statement to clarify that each Fund may include interest in taxable income for purposes of the federal alternative minimum tax.

Comment 4	Please disclose in the section entitled “Reasons for the Reorganizations” any potentially negative factors that the Board considered in connection with determining whether to approve the Reorganizations and VMTP Refinancing in order to give a fair and balanced description of the Board’s deliberation process.

Samantha A. Brutlag

Kathy Churko

Securities and Exchange Commission

February 9, 2018

Response 4	The Fund respectfully submits that potentially negative factors – such as the expected costs of the Reorganizations, potential effects on each Fund’s premium/discount to NAV of Common Shares, and whether the Reorganizations would dilute the interests of shareholders of the Funds – are included in the Preferred Shares Proxy Statement.

Comment 5	Please confirm supplementally that the section entitled “Risk Factors and Special Considerations—Comparison of Risks” discloses all material differences among the Funds from a risk perspective.

Response 5	The Fund confirms that all material differences among the Funds with respect to the risk factors to which each Fund is subject have been identified in the Preferred Shares Proxy Statement.

Comment 6	Please confirm supplementally that the section entitled “Comparison of the Funds’ Investments—Summary Comparison of the Funds’ Investment Objectives and Policies” discloses all material differences among the investment objectives and significant investment policies of the Funds.

Response 6	The Fund confirms that all material differences among the investment objectives and significant investment policies of the Funds have been identified in Preferred Shares Proxy Statement.

Comment 7	Please consider adding the Funds’ ticker symbols to the Proxy Cards.

Response 7	The Fund has added ticker symbols to the Proxy Cards as requested.

Comment 8	Please consider adding voting instructions to the Proxy Cards to clarify which class or classes of shareholders are being asked to vote on each proposal.

Response 8	The Proxy Cards have been revised to more clearly state which class of shareholders is being asked to vote on each proposal.

* * *

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (312) 407-0501 or Thomas A. DeCapo at (617) 573-4814.

Very truly yours,

/s/ Laura N. Ferrell
Laura N. Ferrell